UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ________)*

AMERICAN GOLDEN CENTURY INVESTMENTS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

(CUSIP Number)

Yi Shen
President
Tongmei Building 19F, No. 76 One Block, North Jianshe Road, Chengdu, China, 610051
Phone: +86-2883390247
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No..............................

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Zezhi Niu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO: Securities acquired in a stock-for-stock exchange.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
The People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,018,070 shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power. 6,018,070 shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,018,070 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) IN ..................................................................................................................................

CUSIP No..............................
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Guifang Xu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO: Securities acquired in a stock-for-stock exchange.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
The People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,802,070 shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,802,070 shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,802,070 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person (See Instructions) IN

...............................................................................................................................................................

Item 1.	Security and Issuer
This statement relates to the common stock, par value $0.001 (the “Common Stock”) of American Golden Century Investments, Inc, a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 400601 W. Broadway, Vancouver, BC V5Z 4C2, Canada

Item 2.	Identity and Background
	(a)	This statement is filed jointly by Zezhi Niu and Guifang Xu; collectively the “Reporting Persons” and each individually, a “Reporting Person”.
	(b)	The residence address of Zezhi Niu is No.6, 2 Unit 11 Building, 1 Shaolingdong Str., Wuhou District, Chengdu City. The residence address of Guifang Xu is 5 Team Tuqiao Village, Jinniu Country, Chengdu City.
	(c)	Both Zezhi Niu and Guifang Xu are independent investors.
	(d)	Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
	(e)	The Reporting Persons have not and no Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;
	(f)	Zezhi Niu and Guifang Xu are the citizens of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration
The shares of common stock were acquired in exchange for the Reporting Persons’ stock in Golden Century Investments, Inc. (“Golden Century Samoa”) pursuant to the Agreement and Plan of Reorganization by and among Golden Century Samoa, the Company and all of the stockholders of Golden Century Samoa. All of the issued and outstanding common stock of Golden Century Samoa, including the common stock of the Reporting Persons, was exchanged for 45,500,000 shares of the Company’s common stock. In addition to the foregoing Agreement and Plan of Reorganization, Zezhi Niu acquired 216,000 shares of the Company’s common stock individually in January 2005.

Item 4.	Purpose of Transaction
The purpose of the acquisition of the shares of common stock reported herein by the Reporting Person was for investment and to effect the exchange transaction between Golden Century Samoa and the Company.
	(a)	No Reporting Person has any present plans or proposals that relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
	(b)	No Reporting Person has any present plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
	(c)	No Reporting Person has any present plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
	(d)	No Reporting Person has any present plans or proposals that relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of director or to fill any existing vacancies on the board;
	(e)	No Reporting Person has any present plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the issuer.
	(f)	No Reporting Person has any present plans or proposals that relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
	(g)	No Reporting Person has any present plans or proposals that relate to or would result in any changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any persons;
	(h)	No Reporting Person has any present plans or proposals that relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
	(i)	No Reporting Person has any present plans or proposals that relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
	(j)	No Reporting Person has any present plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
	(a)	Zezhi Niu is the beneficial owner of 6,018,070 shares of common stock of the Company. Guifang Xu is the beneficial owner of 5,802,070 shares of common stock of the Company. Based on the reported number of outstanding shares of the Company’s common stock (50,000,000), Zezhi Niu has beneficial ownership of approximately 12.0% of the Company’s outstanding common stock; Guifang Xu has beneficial ownership of approximately 11.6% of the Company’s outstanding common stock.
	(b)	Zezhi Niu has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 6,018,070 shares of common stock. Guifang Xu has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 5,802,070 shares of common stock.
	(c)	Not applicable.
	(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1		Agreement and Plan of Reorganization, dated as of February 3, 2005 by and among Golden Century Samoa, the Company and all of the stockholders of Golden Century Samoa (incorporated by reference to Exhibit 2.1to Company’s Current Report on Form 8-K (filing no. 000-32281) as filed with the Commission on April 28, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date : February 15, 2006

By: /s/ Zezhi Niu
Zezhi Niu

By: /s/ Guifang Xu
Guifang Xu

Exhibit 1

AGREEMENT AND PLAN OF REORGANIZATION

          THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is entered into this 3rd day of February, 2005, to be deemed effective on the Closing Date as defined below by and among Portage Partners Ltd., a corporation organized under the laws of the State of Nevada ("Portage"); Golden Century Investments, Inc., a corporation organized under the laws of Samoa ("GOLDEN CENTURY"); and thirty individuals and companies who are the stockholders of GOLDEN CENTURY (the "GOLDEN CENTURY Stockholders”, a list of whom is attached hereto as Exhibit “A”).

WITNESSETH:

RECITALS

WHEREAS, the respective Boards of Directors of Portage and GOLDEN CENTURY have adopted resolutions pursuant to which Portage shall acquire and the GOLDEN CENTURY Stockholders shall exchange for shares of the common capital stock of Portage 100% of the outstanding common stock of GOLDEN CENTURY (the GOLDEN CENTURY Shares”); and

WHEREAS, the sole consideration for the exchange of the GOLDEN CENTURY Shares shall be the receipt by the GOLDEN CENTURY Stockholders of shares of the common capital stock of Portage, $.001 par value per share, as more particularly set forth in Exhibit “B” hereto. The shares of Portage’s common stock shall be deemed "restricted securities" as defined in Rule 144 of the Securities Act of 1933, as amended (the “Act”); and

 WHEREAS, the GOLDEN CENTURY Stockholders shall acquire in exchange such "restricted securities" of Portage in a reorganization within the meaning of Section 368(a) (1) (B) of the Internal Revenue Code of 1986, as amended, and/or any other "tax free" exemptions thereunder that may be available for this exchange, if and only to the extent that the Internal Revenue Code applies to this Agreement and the transactions contemplated thereby;

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, it is agreed:

Section 1

Exchange of Stock

1.1 Transfer and Number of Shares.  The GOLDEN CENTURY Stockholders agree to transfer to Portage at the closing (the "Closing") the GOLDEN CENTURY Shares, in exchange for 45,500,000 newly issued and restricted shares of common stock of Portage, as outlined in Exhibit “C”.  After the Closing, there will be 50,000,000 outstanding shares of common stock of the reorganized Portage.

1.2 Exchange of Certificates by GOLDEN CENTURY Stockholders.  The transfer of the GOLDEN CENTURY Shares shall be effected by the delivery to Portage at the Closing of stock certificates duly endorsed in blank or accompanied by stock powers executed in blank with all signatures witnessed or guaranteed to the satisfaction of Portage and with all necessary transfer taxes and other revenue stamps affixed and acquired at the GOLDEN CENTURY Stockholders’ expense.

1.3 Further Assurances.  At the Closing and from time to time thereafter, the GOLDEN CENTURY Stockholders shall execute such additional instruments and take such other action as Portage may request in order to exchange and transfer clear title and ownership in the GOLDEN CENTURY Shares to Portage.

1.4 Assets and Liabilities of Portage at Closing.  Portage shall have no assets and no liabilities at Closing, and all costs incurred by Portage incident to the Agreement shall have been paid or satisfied.

1.5 Condition Precedent to the Closing.  The GOLDEN CENTURY Stockholders and GOLDEN CENTURY shall have provided Portage with satisfactory evidence that GOLDEN CENTURY has acquired 100% of the ownership of Sichuan Province Golden Ant Biotechnology Development Limited Company, a Chinese registered wholly foreign owned enterprise ("Golden Ant China"), and that the 100% ownership of Golden Ant China has been owned by GOLDEN CENTURY.

1.6 Closing.  This Agreement will be deemed to be completed on the Closing Date as defined in Section 2 below.

Section 2

Closing

The Closing contemplated by Section 1 shall be held at the offices of James L. Vandeberg, The Otto Law Group PLLC, 900 Fourth Avenue, Suite 3140, Seattle, WA 98164, unless another place or time is agreed upon in writing by the parties. The Closing may also be accomplished by wire, express mail or other courier service, conference telephone communications or as otherwise agreed by the respective parties or their duly authorized representatives. The Closing shall occur 20 days after the Information Statement on Schedule 14C is mailed to the shareholders of Portage (the “Closing Date”).

Section 3

Representations and Warranties of Portage

Portage represents and warrants to, and covenants with, the GOLDEN CENTURY Stockholders and GOLDEN CENTURY as follows:

3.1 Corporate Status; Compliance with Securities Laws.  Portage is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and is licensed or qualified as a foreign corporation in all jurisdictions in which the nature of its business or the character or ownership of its properties makes such licensing or qualification necessary. Portage is a publicly-held company and Portage is not in violation of any applicable federal or state securities laws, rules or regulations. There is at present no established trading market for Portage’s securities. The shares of Portage issued in exchange for GOLDEN CENTURY shares to GOLDEN CENTURY shareholders are eligible for resale pursuant to Rule 144, without registration under the Act, after satisfaction by the GOLDEN CENTURY Stockholders of the one year holding period established by Rule 144 and such other restrictions imposed by each of Rule 144, the Act generally, and the Securities Exchange Act of 1934.

3.2 Capitalization.  The authorized capital stock of Portage at closing will consist of 150,000,000 shares of $.001 par value common voting stock, of which approximately 50,000,000 shares will be issued and outstanding, all fully paid and non-assessable.  Except as otherwise provided herein, there are no outstanding options, warrants or calls pursuant to which any person has the right to purchase any authorized and unissued common stock or other securities of Portage.

3.3 Financial Statements.  The financial statements of Portage furnished to the GOLDEN CENTURY Stockholders and GOLDEN CENTURY, consisting of audited financial statements for the year ended June 30, 2004, as filed with the SEC and incorporated herein by reference, are correct and fairly present the financial condition of Portage at such date and for the period involved; such statements were prepared in accordance with generally accepted accounting principles consistently applied, and no material change has occurred in the matters disclosed therein.  Such financial statements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

3.4 Undisclosed Liabilities.  Portage has no liabilities of any nature except to the extent reflected or reserved against in its balance sheets, whether accrued, absolute, contingent or otherwise, including, without limitation, tax liabilities and interest due or to become due.

3.5 Interim Changes.  Since the dates of its balance sheet, there have been no (i) changes in financial condition, assets, liabilities or business of Portage which, in the aggregate, have been materially adverse; (ii) damages, destruction or losses of or to property of Portage, payments of any dividend or other distribution in respect of any class of stock of Portage, or any direct or indirect redemption, purchase or other acquisition of any class of any such stock; or (iii) increases paid or agreed to in the compensation, retirement benefits or other commitments to its employees.

3.6 Title to Property.  Portage has good and marketable title to all properties and assets, real and personal, reflected in its balance sheet, and the properties and assets of Portage are subject to no mortgage, pledge, lien or encumbrance, with respect to which no default exists.

3.7 Litigation.   There is no litigation or proceeding pending, or to the knowledge of Portage, threatened, against or relating to Portage, its properties or business. Further, no officer, director or person who may be deemed to be an "affiliate" of Portage is party to any material legal proceeding which could have an adverse effect on Portage (financial or otherwise), and none is party to any action or proceeding wherein any has an interest adverse to Portage.

3.8 Books and Records.   Portage will deliver to the GOLDEN CENTURY Stockholders and GOLDEN CENTURY or their respective representatives all of Portage's books, records, contracts and other corporate.

3.9 Tax Returns.   Portage has filed all United States federal and state income or franchise tax returns required to have been filed by it or its predecessors.

3.10 Confidentiality.  Portage’s current directors and officers and their representatives will keep confidential any information which they obtain from the GOLDEN CENTURY Stockholders or from GOLDEN CENTURY concerning the properties, assets and business of GOLDEN CENTURY.

3.11 Corporate Authority.  Portage has full corporate power and authority to enter into this Agreement and to carry out its obligations hereunder and will deliver to the GOLDEN CENTURY Stockholders and GOLDEN CENTURY or their respective representatives at the Closing a certified copy of resolutions of its Board of Directors authorizing execution of this Agreement by Portage's officers and performance thereunder, and that the directors adopting and delivering such resolutions are the duly elected and incumbent directors of Portage.

3.12 Due Authorization.  At Closing, the execution of this Agreement and performance by Portage hereunder will have been duly authorized by all requisite corporate action on the part of Portage, and this Agreement will constitute a valid and binding obligation of Portage and performance hereunder will not violate any provision of the Articles of Incorporation or other documents, Bylaws, agreements, mortgages or other commitments of Portage, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application now or hereafter in effect relating to or affecting the enforcement of creditors' right generally and the application of general equitable principles in any action, legal or equitable.

3.13 Environmental Matters.  Portage has no knowledge of any assertion by any governmental agency or other regulatory authority of any environmental lien, action or proceeding, or of any cause for any such lien, action or proceeding related to the business operations of Portage.  In addition, to the best knowledge of Portage, there are no substances or conditions which may support a claim or cause of action against Portage or any of Portage' current or former officers, directors, agents or employees, whether by a governmental agency or body, private party or individual, under any Hazardous Materials Regulations. "Hazardous Materials" means any oil or petrochemical products, PCB's, asbestos, urea formaldehyde, flammable explosives, radioactive materials, solid or hazardous wastes, chemicals, toxic substances or related materials, including, without limitation, any substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials" or "toxic substances" under any applicable federal or state laws or regulations.  "Hazardous Materials Regulations" means any regulations governing the use, generation, handling, storage, treatment, disposal or release of hazardous materials, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act and the Federal Water Pollution Control Act.

3.14 Access to Information Regarding GOLDEN CENTURY.  Portage acknowledges that it has been delivered copies of what has been represented to be documentation containing all material information respecting GOLDEN CENTURY (including its 100% owned subsidiary, Golden Ant China), and GOLDEN CENTURY's present and contemplated business operations, potential acquisitions, management and other factors; that it has had a reasonable opportunity to review such documentation and discuss it, to the extent desired, with its legal counsel, directors and executive officers; that it has had, to the extent desired, the opportunity to ask questions of and receive responses from the directors and executive officers of GOLDEN CENTURY, and with the legal and accounting firms of GOLDEN CENTURY, with respect to such documentation; and that to the extent requested, all questions raised have been answered to Portage's complete satisfaction.

Section 4

Representations, Warranties and Covenants of GOLDEN CENTURY and the GOLDEN CENTURY Stockholders

GOLDEN CENTURY and the GOLDEN CENTURY Stockholders represent and warrant to, and covenant with, Portage as follows:

4.1 Ownership of GOLDEN CENTURY.  The GOLDEN CENTURY Stockholders own the GOLDEN CENTURY Shares free and clear of any liens or encumbrances of any type or nature whatsoever, and have full right, power and authority to convey the GOLDEN CENTURY Shares that are owned by them without qualification.

4.2 Ownership of Golden Ant China.  GOLDEN CENTURY owns 100% of Golden Ant China, free and clear of any liens or encumbrances of any type or nature whatsoever, and has full right, power and authority to convey the Golden Ant China ownership that it owns without qualification.

4.3 Corporate Status of GOLDEN CENTURY.  GOLDEN CENTURY is a corporation duly organized, validly existing and in good standing under the laws of Samoa, and is licensed or qualified as a foreign corporation in all jurisdictions or foreign countries and provinces in which the nature of GOLDEN CENTURY's business or the character or ownership of GOLDEN CENTURY properties makes such licensing or qualification necessary.  It has one subsidiary that is 100%-owned, Golden Ant China.

4.4 Corporate Status of Golden Ant China.   Golden Ant China is a Wholly Foreign Owned Enterprise duly organized, validly existing and in good standing under the laws of the People’s Republic of China, and is licensed or qualified as a foreign corporation in all states of the United States or foreign countries and provinces in which the nature of its business or the character or ownership of its properties makes such licensing or qualification necessary.

4.5 Capitalization of GOLDEN CENTURY.  The authorized capital stock of GOLDEN CENTURY consists of 150,000,000 shares of common stock, $0.0001 par value per share, of which 35,200,000 shares are issued and outstanding, and which are fully paid and non-assessable.  There are no outstanding options, warrants or calls pursuant to which any person has the right to purchase any authorized and unissued common or other securities of GOLDEN CENTURY.

4.6 Capitalization of Golden Ant China.  The paid-in capital of Golden Ant China is RMB2,000,000 (approximately equivalent to USD 242,000), all fully paid and non-assessable.   There are no outstanding options, warrants or calls pursuant to which any person has the right to purchase any authorized and unissued common or other equities of Golden Ant China.

4.7 Financial Statements.  The financial statements of GOLDEN CENTURY, which consist solely of the financial statements of Golden Ant China furnished to Portage, consisting of an audited compiled balance sheet and income statement for the period ended December 31, 2002, 2003, and unaudited financial statements for the period ended September 30, 2004, attached hereto as Exhibit “D” and “D-1” and incorporated herein by reference, are correct and fairly present the combined financial condition of GOLDEN CENTURY and Golden Ant China as of these dates and for the periods involved; such statements were prepared in accordance with generally accepted accounting principles consistently applied, and no material change has occurred in the matters disclosed therein. These financial statements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

4.8 Undisclosed Liabilities of GOLDEN CENTURY.  GOLDEN CENTURY has no material liabilities of any nature except to the extent reflected or reserved against in the Golden Century China balance sheet, whether accrued, absolute, contingent or otherwise, including, without limitation, tax liabilities and interest due or to become due.

4.9 Undisclosed Liabilities of Golden Ant China.  Golden Ant China has no material liabilities of any nature except to the extent reflected or reserved against in its balance sheet, whether accrued, absolute, contingent or otherwise, including, without limitation, tax liabilities and interest due or to become due.

4.10 Interim Changes of GOLDEN CENTURY.  Since the dates of its balance sheet, there have been no (i) changes in the financial condition, assets, liabilities or business of GOLDEN CENTURY, which in the aggregate, have been materially adverse; (ii) damages, destruction or loss of or to the property of GOLDEN CENTURY, payment of any dividend or other distribution in respect of the capital stock of GOLDEN CENTURY, or any direct or indirect redemption, purchase or other acquisition of any such stock; or (iii) increases paid or agreed to in the compensation, retirement benefits or other commitments to their employees.

4.11 Interim Changes of Golden Ant China.  Since the dates of its balance sheet, there have been no (i) changes in the financial condition, assets, liabilities or business of Golden Ant China, which in the aggregate, have been materially adverse; (ii) damages, destruction or loss of or to the property of Golden Ant China, payment of any dividend or other distribution in respect of the capital stock of Golden Ant China, or any direct or indirect redemption, purchase or other acquisition of any such stock; or (iii) increases paid or agreed to in the compensation, retirement benefits or other commitments to their employees.

4.12 Title to Property of GOLDEN CENTURY.  GOLDEN CENTURY has good and marketable title to all properties and assets, real and personal, proprietary or otherwise, reflected in the Golden Ant China balance sheet.

4.13 Title to Property of Golden Ant China.  Golden Ant China has good and marketable title to all properties and assets, real and personal, proprietary or otherwise, reflected in its balance sheet.

4.14 Litigation of GOLDEN CENTURY.  There is no litigation or proceeding pending, or to the knowledge of GOLDEN CENTURY, threatened, against or relating to GOLDEN CENTURY or its properties or business.  Further, no officer, director or person who may be deemed to be an affiliate of GOLDEN CENTURY is party to any material legal proceeding which could have an adverse effect on GOLDEN CENTURY (financial or otherwise), and none is party to any action or proceeding wherein any has an interest adverse to GOLDEN CENTURY.

4.15 Litigation of Golden Ant China.  There is no litigation or proceeding pending, or to the knowledge of Golden Ant China, threatened, against or relating to Golden Ant China or its properties or business.  Further, no officer, director or person who may be deemed to be an affiliate of Golden Ant China is party to any material legal proceeding which could have an adverse effect on Golden Ant China (financial or otherwise), and none is party to any action or proceeding wherein any has an interest adverse to Golden Ant China.

4.16 Books and Records of GOLDEN CENTURY.   The GOLDEN CENTURY Stockholders have (i) given to Portage and its representatives full access to all of its offices, books, records, contracts and other corporate documents and properties so that Portage could inspect and audit them; and (ii) furnished such information concerning the properties and affairs of GOLDEN CENTURY as Portage has requested.

4.17 Books and Records of Golden Ant China.  Golden Ant China has (i) given to Portage and its representatives full access to all of its offices, books, records, contracts and other corporate documents and properties so that Portage could inspect and audit them; and (ii) furnished such information concerning the properties and affairs of Golden Ant China as Portage requested.

4.18 Tax Returns of GOLDEN CENTURY.   GOLDEN CENTURY has filed all income or franchise tax returns required to be filed or has received currently effective extensions of the required filing dates.

4.19 Tax Returns of Golden Ant China.  Golden Ant China has filed all income or other tax returns required to be filed in China or has received currently effective extensions of the required filing dates.

4.20 Investment Intent. The GOLDEN CENTURY Stockholders are acquiring the securities to be exchanged and delivered to them under this Agreement for investment and not with a view to the sale or distribution thereof, and they have no commitment or present intention to sell or distribute the Portage securities to be received hereunder.

4.21 Corporate Authority of GOLDEN CENTURY.  GOLDEN CENTURY and the GOLDEN CENTURY Stockholders have full corporate power and authority to enter into this Agreement and to carry out their obligations hereunder and will deliver to Portage or its representative at the Closing certified copies of resolutions of GOLDEN CENTURY’S Board of Directors authorizing execution of this Agreement by its officers and performance thereunder.

4.22 Due Authorization.  Execution of this Agreement and performance by GOLDEN CENTURY and the GOLDEN CENTURY Stockholders hereunder have been duly authorized by all requisite corporate action on the part of GOLDEN CENTURY and the GOLDEN CENTURY Stockholders, and this Agreement constitutes a valid and binding obligation of GOLDEN CENTURY and the GOLDEN CENTURY Stockholders and performance hereunder will not violate any provision of the Articles of Association or other Charter documents, Bylaws, agreements, mortgages or other commitments of GOLDEN CENTURY or the GOLDEN CENTURY Stockholders, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application now or hereafter in effect relating to or affecting the enforcement of creditors' right generally and the application of general equitable principles in any action, legal or equitable.

4.23 Environmental Matters.  GOLDEN CENTURY and Golden Ant China have no knowledge of any assertion by any governmental agency or other regulatory authority of any environmental lien, action or proceeding, or of any cause for any such lien, action or proceeding related to the business operations of GOLDEN CENTURY or its predecessors. In addition, to the best knowledge of GOLDEN CENTURY and Golden Ant China, there are no substances or conditions which may support a claim or cause of action against GOLDEN CENTURY and Golden Ant China or any of its current or former officers, directors, agents, employees or predecessors, whether by a governmental agency or body, private party or individual, under the current Chinese laws.

4.24 Access to Information Regarding Portage.  GOLDEN CENTURY and the GOLDEN CENTURY Stockholders acknowledge that they have been delivered copies of what has been represented to be documentation containing all material information respecting Portage and its present and contemplated business operations, potential acquisitions, management and other factors, by delivery to them and/or by access to such information in the EDGAR Archives of the Securities and Exchange Commission at www.sec.gov; that they have had a reasonable opportunity to review such documentation and to discuss it, to the extent desired, with their legal counsel, directors and executive officers; that they have had, to the extent desired, the opportunity to ask questions of and receive responses from the directors and executive officers of Portage, and with the legal and accounting firms of Portage, with respect to such documentation; and that to the extent requested, all questions raised have been answered to their complete satisfaction.

4.25 Residency of Golden Century Stockholders. Each of the Golden Century Stockholders is a non-resident of the United States.

Section 5

Conditions Precedent to Obligations of GOLDEN CENTURY and the GOLDEN CENTURY Stockholders

All obligations of GOLDEN CENTURY and the GOLDEN CENTURY Stockholders under this Agreement are subject, at their option, to the fulfillment, before or at the Closing, of each of the following conditions:

5.1 Representations and Warranties True at Closing.  The representations and warranties of Portage contained in this Agreement shall be deemed to have been made again at and as of the Closing and shall then be true in all material respects and shall survive the Closing.

5.2 Due Performance.   Portage shall have performed and complied with all of the terms and conditions required by this Agreement to be performed or complied with by it before the Closing.

5.3 Officers' Certificate.  GOLDEN CENTURY shall have been furnished with a certificate signed by the President of Portage, in such capacity, attached hereto as Exhibit “E” and incorporated herein by reference, dated as of the Closing, certifying (i) that all representations and warranties of Portage contained herein are true and correct; and (ii) that since the date of the financial statements as described in Section 3.3 of this agreement, there has been no material adverse change in the financial condition, business or properties of Portage, taken as a whole.

5.4 Assets and Liabilities of Portage.  Unless otherwise agreed, Portage shall have no assets and no liabilities at Closing, and all costs, expenses and fees incident to the Agreement shall have been paid.

5.5 Shareholder Approval . The transaction contemplated by this Agreement and the amendment of  the Articles of Incorporation of Portage to (i) increase the number of authorized shares of common stock to 150,000,000, and (ii) change the name to American Golden Century Investments Inc. shall have been approved by a majority of the outstanding shares of Portage.

5.6 Mailing of Information Statement. A Schedule 14C Information Statement shall have been filed with and cleared by the Securities and Exchange Commission and mailed to the Portage shareholders.

Section 6

Conditions Precedent to Obligations of Portage

All obligations of Portage under this Agreement are subject, at Portage's option, to the fulfillment, before or at the Closing, of each of the following conditions:

6.1 Representations and Warranties True at Closing.  The representations and warranties of GOLDEN CENTURY, the GOLDEN CENTURY Stockholders and Golden Ant China contained in this Agreement shall be deemed to have been made again at and as of the Closing and shall then be true in all material respects and shall survive the Closing.

6.2 Due Performance.  GOLDEN CENTURY and the GOLDEN CENTURY Stockholders shall have performed and complied with all of the terms and conditions required by this Agreement to be performed or complied with by them before the Closing.

6.3 Officers' Certificate.  Portage shall have been furnished with a certificate signed by the President of GOLDEN CENTURY, in such capacity, attached hereto as Exhibit “F” and incorporated herein by reference, dated as of the Closing, certifying (i) that all representations and warranties of GOLDEN CENTURY and the GOLDEN CENTURY Stockholders contained herein are true and correct; and (ii) that since the date of the financial statements (Exhibit D & D-1), there has been no material adverse change in the financial condition, business or properties of GOLDEN CENTURY, taken as a whole.

Section 7

General Provisions

7.1 Further Assurances.  At any time, and from time to time, after the Closing, each party will execute such additional instruments and take such action as may be reasonably requested by the other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

7.2 Waiver.   Any failure on the part of any party hereto to comply with any its or their obligations, agreements or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

7.3 Brokers.  Each party represents to the other parties hereunder that in the event brokers or finders in connection with this Agreement, each party agrees to indemnify and hold harmless the other parties against any fee, loss or expense arising out of claims by brokers or finders employed or alleged to have been employed by he/she/it.

7.4 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered in person or sent by prepaid first-class registered or certified mail, return receipt requested, as follows:

If to Portage’s Management prior to Closing:

James L. Vandeberg

The Otto Law Group LLC

900 Fourth Avenue, Suite 3140

Seattle, WA 98164

206-262-9545

206-262-9513 fax

If to GOLDEN CENTURY:

Charles Law

King and Wood LLP

39365 Paseo Padre Parkway, #2100

Fremont, CA 94538

510-353-1888

  510-226-5913 fax

If to the GOLDEN CENTURY Stockholders:

Charles Law

King and Wood LLP

39365 Paseo Padre Parkway, #2100

Fremont, CA 94538

510-353-1888

510-226-5913 fax

7.5 Entire Agreement.  This Agreement constitutes the entire agreement between the parties and supersedes and cancels any other agreement, representation or communication, whether oral or written, between the parties hereto relating to the transactions contemplated herein or the subject matter hereof.

7.6 Headings.  The section and subsection headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

7.7 Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California.  Any actions permitted hereunder shall be brought in the State of California.

7.8 Assignment.  This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their successors and assigns.

7.9 Counterparts.   This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.10 Default.  In the event of any default hereunder, the prevailing party in any action to enforce the terms and provisions hereof shall be entitled to recover reasonable attorney's fees and related costs.

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Reorganization effective the latest date hereof.

PORTAGE

_________________________

By/s/Yi Shen, President

Date:

GOLDEN CENTURY

_________________________

By/s/Yi Sheng, Chairman

Date:

EXHIBIT A

THE GOLDEN CENTURY STOCKHOLDERS

1	Yi, SHEN
2	Hong, MA
3	Xiang Lin, XU
4	Hong Yan, MA
5	Qiang, YANG
6	Yao, HU
7	Rong, ZHOU
8	Yan, TANG
9	Guo, TAN
10	Wei, XU
11	Kai, LAN

12	En Ming, LI
13	Xing Bo, ZHOU
14	Bing, ZOU
15	Xiao Lin, LIANG
16	Cong Fu, Tao
17	Fu Yong, LIU
18	Jun, LIU
19	Yi Jing, ZHEN
20	Zhi, PENG
21	Bing, XU
22	Chao, LIU
23	Min, YU
24	Fu Hang, CHEN
25	Dao Qiong, CHEN
26	Ze Zhi, NIU
27	Gui Fang, XU
28	Qi Ming, LI
29	Guang Duo, ZHENG
30	Jun Fang, WEI
31	James WANG
32	Norasia Networks Inc.
33	South Light Holdings Limited

EXHIBIT B

Name of Shareholders	Newly Issued Shares of Portage
Yi, SHEN	4949635
Hong, MA	4949635
Xiang Lin, XU	847636
Hong Yan, MA	1412727
Qiang, YANG	870240
Yao, HU	1374583
Rong, ZHOU	1373171
Yan, TANG	1633112
Guo, TAN	1796989
Wei, XU	1347742
Kai, LAN	1137245
En Ming, LI	1068022
Xing Bo, ZHOU	252878
Bing, ZOU	476089
Xiao Lin, LIANG	539662
Cong Fu, Tao	463374
Fu Yong, LIU	497280
Jun, LIU	519884
Yi Jing, ZHEN	1202231
Zhi, PENG	242989
Bing, XU	234513
Chao, LIU	423818
Min, YU	1586492
Fu Hang, CHEN	391325
Dao Qiong, CHEN	1295471
Ze Zhi, NIU	5802070
Gui Fang, XU	5802070
Qi Ming, LI	183654
Guang Duo, ZHENG	141272
Jun Fang, WEI	706363
James WANG	1130192
Norasia Networks Inc.	282545
South Light Holdings Limited	565091
Total	45,500,000

EXHIBIT C

Name of Shareholders	Golden Century Shares Held
Yi, SHEN	5000000
Hong, MA	5000000
Xiang Lin, XU	600000
Hong Yan, MA	1000000
Qiang, YANG	616000
Yao, HU	973000
Rong, ZHOU	972000
Yan, TANG	1156000
Guo, TAN	1272000
Wei, XU	954000
Kai, LAN	805000
En Ming, LI	756000
Xing Bo, ZHOU	179000
Bing, ZOU	337000
Xiao Lin, LIANG	382000
Cong Fu, Tao	328000
Fu Yong, LIU	352000
Jun, LIU	368000
Yi Jing, ZHEN	851000
Zhi, PENG	172000
Bing, XU	166000
Chao, LIU	300000
Min, YU	1123000
Fu Hang, CHEN	277000
Dao Qiong, CHEN	917000
Ze Zhi, NIU	4107000
Gui Fang, XU	4107000
Qi Ming, LI	130000
Guang Duo, ZHENG	100000
Jun Fang, WEI	500000
James WANG	800000
Norasia Networks Inc.	200000
South Light Holdings Limited	400000
Total	35,200,000